Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

February 4, 2021

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust (the “Registrant”) – CIK No. 0001771951 Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 Filed on December 8, 2020 File No. 333-238098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Dynamic Shares Trust, Amendment No. 5 to the above-referenced registration statement on Form S-1 filed on May 8, 2020 and as amended on June 25, 2020, July 24, 2020, October 14, 2020, and December 8, 2020. Amendment No. 5 is marked with < R > tags to show updating changes made from Amendment No. 4 to the Form S-1 filed on December 8, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Xinyu Jiang dated December 28, 2020. We trust you shall deem Amendment No. 5 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 4 to Registration Statement on Form S-1

The Algorithm, page 3

1.	We note your response to comment 4. Please revise to disclose whether and to what extent the algorithm can be modified or otherwise changed and how that could impact an investment in the shares. Please also include relevant risk factor disclosure as appropriate.

Response: The Registrant has revised page 3 to disclose that the Sponsor will not materially modify the algorithm described in the registration statement after the registration statement is declared effective by the Securities and Exchange Commission, and, consequently, if the algorithm is unsuccessful, the Fund will likely fail to grow or maintain an economically viable size, in which case it could ultimately liquidate. Additionally, a corresponding risk factor has been added, which further elaborates that the Fund’s lack of an operating history makes it difficult to predict future operating results.

Principal Investment Strategies, page 9

2.	Please revise your disclosure to clarify, if true, that you do not intend to enter into swap agreements in order to meet your investment objective.

Response: The Registrant has revised its disclosure on page 9 to clarify that it does not intend to enter into swap agreements in order to meet its investment objective.

If the Staff of the Securities and Exchange Commission has any further comments regarding the foregoing, please feel free to contact the undersigned.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang /Dynamic Shares Trust
Michelle Miller /U.S. Securities and Exchange Commission
Sharon Blume /U.S. Securities and Exchange Commission
Eric Envall /U.S. Securities and Exchange Commission
Justin Dobbie /U.S. Securities and Exchange Commission
Laura Anthony, Esq. /Anthony L.G., PLLC
Craig D. Linder, Esq. /Anthony L.G., PLLC